

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE
Mail Stop 4631

February 1, 2016

Via E-Mail
Mr. Charles P. Crimmel
Chief Financial Officer
Energy Services of America Corporation
75 West 3rd Ave.
Huntington, WV 25701

> Re: **Energy Services of America Corporation**
> **Form 10-K for Fiscal Year Ended September 20, 2015**
> **Filed December 17, 2015**
> **Form 8-K**
> **Filed December 17, 2015**
> **File No. 1-32998**

Dear Mr. Crimmel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2015

Management's Report on Internal Control over Financial Reporting, page 22

1.   In future filings, please identify, in your report, which COSO framework you used to evaluate the effectiveness of the Company's internal control over financial reporting.

Financial Statements

Note 2. – Summary of Significant Accounting Policies

Collective Bargaining Agreements, page F-10

2.   We note your disclosure that you are required to make contributions to multi-employer pension plans. In future filings, please disclose: the amount of contributions you made in each fiscal year presented, the number and names of the multiemployer plans, your level of participation, and the classification and funding status of the multi-employer pension plans in accordance with the Pension Protection Act of 2006.

Note 3. – Discontinued Operations, page F-11

3.   We note your deferred tax asset for discontinued operations increased significantly in fiscal year 2015. Please explain to us, and disclose in future filings, what the deferred tax asset in discontinued operations specifically relates to and the reasons why it increased in fiscal year 2015. Please also explain to us: why the offset for this increase is not recorded in discontinued operations and how you determined that realization of this asset is more likely than not.

Note 18. – Major Customers, page F-21

4.   Please revise future filings to disclose: the amount or percentage of revenue recognized from **each** major customer during **each** period presented as required by ASC 280-10-50-42; and the amount or percentage of revenue for each major service-line during each period presented as required by ASC 280-10-50-40.

Form 8-K dated December 17, 2015

5.   Please revise future filings to provide actual reconciliations of your non-GAAP financial measures to the most directly comparable GAAP measures as required by Item 10(e)(i)(B) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction